Exhibit 99.2

News Release 2006-15	August 3, 2006

Queenstake Drills 140 Feet of 0.46 opt Gold at Starvation Canyon

Denver, Colorado – August 3, 2006 – A recently completed surface drill hole by Queenstake Resources Ltd. (TSX:QRL, AMEX:QEE) at the Starvation Canyon project identified one of the best intervals of high-grade gold mineralization in the history of Jerritt Canyon exploration: 140 feet with an average grade of 0.46 ounce of gold per ton (opt) or 43 meters of 16 grams of gold per tonne (gpt), beginning at 280 feet (85 meters) from surface.  This interval includes an intercept of 70 feet of 0.63 opt (21 meters of 22 gpt), which in turn includes 40 feet of 0.87 opt (12 meters of 30 gpt).

Commenting on this exploration result, President and Chief Executive Officer Dorian L. (Dusty) Nicol said, “This exciting discovery of additional high-grade gold mineralization at Starvation Canyon is significant due to its location, as much as its thickness and grade. The 140-foot interval at 0.46 opt is located between the two known gold resource zones and could represent a newly identified northwest trending gold-bearing structure. It is also considerably higher grade than our Starvation Canyon estimated measured and indicated resources of 676,400 tons at 0.28 opt (190,700 contained ounces). We are following up with additional step-out drilling intended to extend the west zone of Starvation Canyon.”

Starvation Canyon’s gold resources are contained in two northwest trending zones (see the Appendix: Map 1), which currently extend 1,700 feet (518 meters) and are open in several directions. The currently defined resource is within a prospective 4.5-mile (7.2 kilometer) corridor of gold occurrences in favorable geologic settings. This trend appears comparable geologically and geochemically to the mineralized trends in the northern and central parts of the Jerritt Canyon district that have combined to produce over 7.5 million ounces of gold since 1981.

Two reverse-circulation rigs are drilling at the project, with a core rig expected to be added to the program later this year. Queenstake expects to invest $3 million in exploration at Starvation Canyon in 2006. The project is located on Queenstake’s private land, approximately 12 miles southwest of the Jerritt Canyon mill. The Starvation Canyon deposit lies above the water table in an area of steep topography and could be easily accessed by development of a drift from the hillside.

Evaluation of Starvation Canyon Exploration Drift

Mr. Nicol added, “With a very large area of favorable geology for exploration drilling, we are optimistic about resource additions at Starvation Canyon and advancing the project to production within the next two years. We are currently evaluating development of an exploration drift that could more rapidly advance the project from underground drill platforms. Preliminary designs indicate that an 800-foot drift would reach the known boundary of the west zone. We expect to make a decision regarding the exploration drift in the fourth quarter of 2006.”

The exploration results(1) from surface reverse circulation drilling in the west zone described in this news release are outside of the boundary of estimated resources(2) identified at year-end 2005 (refer to the March 5, 2006 news release announcing estimated mineral reserves(2) and resources).

The table below provides highlights from a completed drilling campaign of three 500-foot (152-meter) holes in the west zone of Starvation Canyon. Drill hole TJ-248 was approximately 80 feet east of the eastern boundary of the West Zone at Starvation Canyon and drill hole TJ-246 was approximately 300 feet (91 meters) west of TJ-248.

Table 1: Starvation Canyon West Zone Drill Results Highlights(1),(3), (4)

Hole #	Dip	From (feet)	To (feet)	Interval (feet)	Grade (opt)	In/Out Resource	Drill Type*
TJ-246	-90	410	420	10	0.224	O	RC
TJ-247	-90	380	390	10	0.150	O	RC
TJ-248	-90	280	420	140	0.459	O	RC
including		285	355	70	0.625	O	RC
with		305	345	40	0.871	O	RC
and		390	420	30	0.547	O	RC

*RC denotes reverse circulation drilling

Drilling is ongoing in other parts of Starvation Canyon for which results will be reported later this year. Drill testing of some prospective targets at Starvation Canyon has been hampered this year by a lack of sample recovery at the targeted depths using reverse circulation drilling. Testing of these areas awaits the arrival of a core drilling rig.

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the wholly owned Jerritt Canyon gold operations in Nevada.  Jerritt Canyon has produced over 7.5 million ounces of gold from open pit and underground mines since 1981. Current production at the property is from underground mines.  The Jerritt Canyon District comprises 119 square miles (308 square kilometers) of geologically prospective ground controlled by Queenstake, representing one of the largest contiguous exploration properties in Nevada.

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Notes:

(1) A complete data set, from which the drill results highlighted in this news release were selected, is available as an Appendix to this news release under the Investor Information/News section on the Company’s website, www.queenstake.com.

(2) Mineral “resources” or “resource” used in this news release are as defined in National Instrument 43-101 of the Canadian Securities Administrators and are not terms recognized or defined by the U.S. Securities and Exchange Commission (SEC). Mineral resources are not reserves and do not have demonstrated economic viability.  For further information, please refer to the risk factors and definitions of reserves and resources in the Company’s filings on SEDAR and with the SEC on the Company’s website, www.queenstake.com. The Qualified Person for the technical information contained in this news release is Mr. Dorian L. (Dusty) Nicol, President and Chief Executive Officer of Queenstake.

(3) Results presented in this news release were analyzed using standard fire assay techniques at the American Assay Lab in Elko and Reno. Intercepts are reported as drilled and are not necessarily “true widths,” which have not yet been calculated.

(4) A description of the geology, sampling procedures and the Company’s laboratory Quality Assurance/Quality Control procedures are described in the Company’s National Instrument 43-101 Technical Report filed on SEDAR on May 4, 2006. This report is available under Investor Information/Financial Information/SEDAR filings at www.queenstake.com or at www.sedar.com under the Company’s name.

For further information call:

Wendy Yang, 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com Web – www.queenstake.com

Cautionary Statement – This news release contains “Forward-Looking Statements” within the meaning of applicable Canadian securities regulations and Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates and projections of reserves and resources, (ii) estimates and opinions regarding geologic and mineralization interpretation, (iii) timing of project advancement, (iv) timing of commencement of production from a deposit, and (iv) timing of availability of drills and other equipment. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements, in particular the estimates do not include input cost increases that could occur in future. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, political and operational risks, which are described in the Company’s 2005 Annual Information Form filed on SEDAR and 2005 Annual Report on Form 40-F on file with the Securities and Exchange Commission as well as the Company’s other regulatory filings.

APPENDIX

Map 1: Starvation Canyon Project

Starvation Canyon
Year-end 2005 >0.15 opt Gold
Indicated and Inferred Resource Grade Shell
2006 West Zone Drill Hole
Previous Drill Hole
140 feet @ 0.456 opt
with 70 feet @ 0.625 opt
West Zone
TJ-246
TJ-247
TJ-248
East Zone
N
0
100
200
Feet